Filed by Cantor Equity Partners I, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners I, Inc.

Commission File No. 001-42464

Date: July 24, 2025

As previously disclosed, on July 16, 2025, Cantor Equity Partners I, Inc. (“CEPO”) and BSTR Holdings, Inc., a Delaware corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with BSTR Intermediate, a Cayman Islands exempted company (“CEPO Merger Sub”), BSTR Holdings (Cayman), a Cayman Islands exempted company (the “Seller”), BSTR Newco, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Seller (“Newco”), PEMS Sub A, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO (“CEPO Subsidiary A”), PEMS Sub B, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary A (“CEPO Subsidiary B”) and PEMS Merger Sub C, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary B.

On July 22, 2025, Sean Bill, Chief Investment Officer of BSTR Holdings, Inc., conducted an interview with Bloomberg Crypto, hosted by Tim Stenovec and Sonali Basak, and the transcript is below.

Tim Stenovec:

Well we're just talking about companies making moves in the public market, and Bitcoin Standard Treasury Company is one of them. It plans to do this as part of a deal with Cantor Fitzgerald. It would make it the fourth largest public Bitcoin treasury. For more, we're joined by Sean Bill, Chief Investment Officer of the company. Sean, Sonali and I were just talking about this a little bit before the program and the idea of the utility of Bitcoin. It seems now that Bitcoin is only a bet that it will continue to increase in value. The utility of it isn't necessarily there with all of these companies becoming Bitcoin treasury companies. What view do you have?

Sean Bill:

Well, I think there's a lot of different use cases for Bitcoin. I think you can pursue yield strategies through you know, creating Bitcoin revolvers, which face counterparties like the ETPs in the marketplace like BlackRock and others. You can use it as collateral for insurance. So we think that's another really interesting avenue that you can pursue. So I think that the market is really kind of updating and changing and becoming a little more evolved in how Bitcoin will be used as collateral. We think that Bitcoin is the most pristine collateral that you can use in corporate America.

Sonali Basak:

Sean, what kind of insurance? It's not like you can go to a traditional insurance company and say, "Hey, AIG, I've got a bunch of Bitcoin," I don't believe.

Sean Bill:

No, no, you can go to the Caribbean insurance market and you can actually use Bitcoin as collateral to underwrite insurance policies. So, we think that this is a huge market that could be opened up and that's an area that we're exploring.

Tim Stenovec:

Do you think that Bitcoin should be looked at by traditional banks when it comes to assets that a person has when they're being approved for a mortgage?

Sean Bill:

Well, that’s already, you know, I think that's already happening with in finance companies. If you look at some of the mortgage products that are out there, you can pledge Bitcoin against a mortgage, get cash up front for that, and then use the house and the Bitcoin as collateral. So, you're at like a 50% LTV. So, I think the banks are playing catch-up there.

Tim Stenovec:

What about Bitcoin being used as a, as a means of transaction? Being used to pay somebody for something

Sean Bill:

Yeah

Tim Stenovec:

and not necessarily using it for dollars?

Sean Bill:

I think, I think

Tim Stenovec:

because that was the promise of Bitcoin years ago.

Sean Bill:

Yeah, I think though for large payments, that's what you see with Bitcoin. When you have large payments, they go through the mainchain. When you have smaller payments, people usually default to the Lightning Network. And I think really the Lightning Network is incredible in terms of the speed and efficiency of transacting, and really unlimited in terms of the size. I think we'll see how things work out with all the stable coins, but that's another really interesting area for payments. I think you know, we'll see what develops there over time.

Sonali Basak:

Sean, I understand that this would be the fourth largest public Bitcoin treasury company and, of course, some of the ones that have been out there, you think Strategy, of course has been kind of the kingmaker in this space for so long. Why does the world need that many Bitcoin treasury companies? And isn't it stiff competition when there are other ones out there that are so, so big? Why wouldn't an investor interest go to the ones that have been more, more able to tap capital markets with history?

Sean Bill:

Yeah, I would agree with that. I mean, I think that there are going to be just a couple winners here. I think that BSTR will be one of the winners. We're showing up with a bulldozer and a permit to clear cut Bitcoin. We're going to, you know, open up in the fourth spot, and we think that we'll very quickly slingshot into number two. That's our mission. We're really trying to create a "fortress-like" environment for our Bitcoin. And really trying to position ourselves as the "Berkshire Hathaway" of the Bitcoin ecosystem.

Tim Stenovec:

What do you mean by that? Like, do you mean by going in and buying other companies that are in the space and running them yourself the way that Warren Buffet and  Berkshire Hathaway has done?

Sean Bill:

Yeah, I think there's a great arbitrage here. We can issue debt at 1%. We can buy Bitcoin. And then as Bitcoin appreciates, we naturally de-lever our balance sheet. So I think that's a really unique capability that Bitcoin treasuries have access to that other companies don't. I think that you'll see over time that you can build a treasury that will become the preferred counterparty to a lot of the financial companies out there. So if you think about, who do you want to face as a finance company or as a bank, if you need a Bitcoin revolver, we want to make sure that BSTR is the counterparty of choice.

Sonali Basak:

Sean, you have 30 seconds left here, but this was the first press release I've read ever read with the word "OG" in it, right? You said that the commitments that have come in were from long time Bitcoin OGs. Who are they?

Sean Bill:

Adam Back is probably the OG of the OGs. You know, he is the person that Satoshi reached out to when he wanted to cite Adam's work for the hashcash. As you guys know, the proof-of-work algorithms that secure the Bitcoin blockchain. So, we have kind of the original patient zero of the Bitcoin ecosystem. So, we, we're very excited about what we're building. We think that we got kind of unique access to OGs in the space and we can unlock Bitcoin that's not currently on exchanges at, you know, in very large quantities.

Sonali Basak:

Sean, come back. That's Sean Bill, Chief Investment Officer at Bitcoin Standard Treasury Company. Certainly the trade of the day. We are seeing a lot of these hit the public market. That does it for us for Bloomberg Crypto today.

*****

On July 23, 2025, Adam Back, Chief Executive Officer of BSTR Holdings, Inc., made the below communications on his social media accounts.

Additional Information and Where to Find It

BSTR Holdings, Inc. (“Pubco”) and BSTR Newco, LLC (“Newco”) intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CEPO and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination (the “Business Combination”), pursuant to the Business Combination Agreement, dated July 16, 2025, among Pubco, CEPO, Newco and the other parties named therein (the “Business Combination Agreement”), the concurrent private placement of Pubco’s 1.00% convertible senior secured notes (the “Convertible Notes” and such private placement, together with the options to investors to purchase additional Convertible Notes and the option to purchase Pubco’s 7.00% perpetual convertible preferred stock (the “Preferred Stock”), collectively, the “Convertible Notes Private Placement,”), the concurrent private placement of the Preferred Stock (the “Preferred Stock Private Placement”), the concurrent private placement of class A common membership interests of Newco (the “Newco Class A Interests” and such private placement, the “Newco Private Placement”), the private placement of CEPO’s Class A ordinary shares (the “CEPO Class A Ordinary Shares” and such private placement, the “CEPO Equity PIPE” and, together with the Convertible Notes Private Placement, the Preferred Stock Private Placement and the Newco Private Placement, the “Private Placement Investments”) and other transactions contemplated by the Business Combination (together with the Business Combination and the Private Placement Investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CEPO as of a record date to be established for voting on the Business Combination and other matters as will be described in the Proxy Statement/Prospectus. CEPO and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CEPO AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEPO’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEPO, NEWCO, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEPO, Pubco and Newco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners I, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to BSTR Holdings, Inc., via email at bstr@blockstreamcapitalpartners.com, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED PROPOSED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and shares of Preferred Stock to be issued by Pubco, the CEPO Class A Ordinary Shares to be issued by CEPO and the Newco Class A Interests to be issued by Newco, in each case, pursuant to the Private Placement Investments, as well as the non-voting units of Newco to be issued in exchange for the Newco Class A Interests at the closing of the Business Combination, pursuant to the Business Combination Agreement, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

 Participants in the Solicitation

CEPO, Pubco, Newco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from CEPO’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of CEPO’s securities are, or will be, contained in CEPO’s filings with the SEC, including CEPO’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEPO’s shareholders in connection with the Proposed Transactions, including the names and interests of Newco and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by CEPO, Pubco and Newco with the SEC. Investors and security holders may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

The information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEPO, Pubco or Newco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Proposed Transactions, including, expectations, hopes, beliefs, intentions, plans, prospects, financial results, strategies and other statements relating to CEPO, Pubco, Newco and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets held by Newco, the price and volatility of Bitcoin, the future supply of and demand for Bitcoin, Bitcoin’s growing prominence as a digital asset and as the foundation of a new monetary system, Bitcoin’s ability to hedge inflation and economic uncertainty, Pubco’s listing on an applicable stock exchange, the economic conditions surrounding Bitcoin, Pubco’s planned business strategy including Pubco’s ability to grow its stockholders’ ownership of Bitcoin over time, generate Bitcoin yield, partner with Bitcoin technology companies and produce and provide Bitcoin-related advisory and other services, Pubco’s ability to become the preferred counterparty to finance companies, Pubco’s performance and market position, Pubco’s ability to catalyze the fusion of Bitcoin into finance and capital markets, Pubco’s position in the Bitcoin ecosystem, Pubco’s ability to access legacy Bitcoin investors, Pubco’s contemplated business strategies including with respect to the potential use of Bitcoin as collateral in insurance underwriting and mortgage products, any projected outcomes or expectations of crypto treasury strategies or businesses, expectations of Bitcoin to perform as a superior treasury asset, Pubco’s plans and use of proceeds, objectives of management for future operations of Pubco, pro forma ownership of Pubco, the upside potential and opportunity for investors relating to participation in the Private Placement Investments or any future securities resulting from any Proposed Transactions, any pro forma values associated with any Proposed Transactions or with Pubco, any proposed transaction structures and offering terms, plans and expectations for Bitcoin adoption, value creation, investor benefits and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, any expected benefits, future scaling and efficiency upgrades associated with Bitcoin and any expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEPO’s securities; the risk that the Business Combination may not be completed by CEPO’s business combination deadline; the failure by the parties to the Business Combination to satisfy the conditions to the consummation of the Business Combination, including the approval of CEPO’s shareholders, or any of the Private Placement Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of CEPO’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CEPO Class A Ordinary Shares or the Class A ordinary shares of Pubco (the “Pubco Class A Stock”); the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan, including Bitcoin-related advisory services and other Bitcoin-related services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against CEPO, Pubco, Newco or others following announcement of the Business Combination; and those risk factors discussed in documents of CEPO, Pubco or Newco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CEPO dated as of January 6, 2025 and filed by CEPO with the SEC on January 7, 2025, CEPO’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q on file, and to be filed, with the SEC and the Proxy Statement/Prospectus that will be filed by Pubco and Newco, and other documents filed by CEPO, Pubco and Newco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of CEPO, Pubco and Newco presently know or that none of CEPO, Pubco and Newco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CEPO, Pubco and Newco assume any obligation or intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CEPO, Pubco and Newco give any assurance that any of CEPO, Pubco or Newco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CEPO, Pubco, Newco or any other person that the events or circumstances described in such statement are material.

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